Mail Stop 3561

February 28, 2007

Via Fax & U.S. Mail

Mr. William C. Niegsch, Jr.
Executive Vice President, Chief Financial Officer
4849 Evanswood Drive
Columbus, Ohio 43229

> **Re:** **Max & Erma's Restaurants, Inc.**
> **Form 10-K for the year ended October 29, 2006**
> **Filed January 17, 2007**
> **File No. 000-11514**

Dear Mr. Niegsch:

We have reviewed your response letter dated February 21, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended October 29, 2006

Management's Discussion & Analysis

- General

1. We note from your response to our prior comment 2 that you did not consider the effect the adoption of SFAS 123(R) had on your operating income and net loss in the year ended October 29, 2006 to be material. However, in light of the fact that the amount was approximately 24% of operating income, we believe that it was material to your operating income and net loss. In future filings, please consider the significance of stock-based compensation expense in relation to operating income and net loss (rather than solely on G&A expenses) and revise your MD&A section to include the material qualitative and quantitative information detailed in our prior comment 2, as well as other information that could affect comparability of financial statements from period to period.

Note 2. Ownership of Restaurant by Affiliated Partnership, page 16

2. We note that your response to our prior comment 8 discusses the reason for the change in the share of partnership profits and losses during the year ended October 29, 2006. Please confirm that you will include a disclosure similar to your response to prior comment 8 in your notes to the financial statements in future filings.

Note 3. Long-Term Obligations, page 17

3. We note that your response to our prior comment 9 clarifies the period for which the waiver was obtained and explains why you believe classification of the obligation as long-term debt is appropriate. Please confirm that you will include this disclosure in the notes to your financial statements in future filings.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3301 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief